UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of May, 2017

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 13

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [_] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [_] No [X]

 NORTEL INVERSORA S.A.

TABLE OF CONTENTS

Item
1.	English translation of a notice submitted to the Comisión Nacional de Valores (CNV) dated May 23, 2017.

Buenos Aires, March 23, 2017

Chairman of the Comisión Nacional de Valores

Lic. Marcos Ayerra

Dear Sir,

RE.: Informs Relevant Matter

I am writing to you as Attorney of Nortel Inversora S.A. to attach the letter that the Company has received from its direct controlling shareholder Sofora Telecomunicaciones S.A.

Sincerely,

Nortel Inversora S.A.

/s/ María Verónica Tuccio
Attorney

Buenos Aires, March 23, 2017.

Nortel Inversora S.A.

Telecom Argentina S.A.

Telecom Personal S.A.

Alicia Moreau de Justo 50, 13 Floor

CABA

Dear Sirs,

I am writing to you as Chairman of Sofora Telecomunicaciones S.A. (“Sofora” or the Company) to inform you that today the first tranche of the Ordinary W Shares of Sofora owned by ‘W de Argentina Inversiones S.A.’ (WAI), has been amortized, representing 17% of the social capital of Sofora. The Shareholders of Sofora have left without effect the political rights of the Shareholders Agreement that bounded them.

In this context, I informed that the resignations submitted by the Regular and Alternate Directors and the members of the Supervisory Committee of Sofora that were designated at the request of WAI were received today.

Sincerely,

/s/ Saturnino J. Funes_____________________

Saturnino Funes

Chairman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: May 23, 2017	By:	/s/ María Blanco Salgado
	Name:	Maria Blanco Salgado
	Title:	Officer in Charge of Market Relations